Exhibit 10.1

PRESS RELEASE

Magic Software reports that Eitan Naor has resigned from
the Company’s board of directors

Or Yehuda, Israel, May 27, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC) today announced that Eitan Naor, its previous president and CEO, has resigned from the Company’s Board of Directors.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a leading provider of business integration, application development and deployment tools. Magic Software has a presence in over 50 countries as well as a global network of ISV’s, system integrators, value-added distributors and resellers, and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP, salesforce.com, IBM and Oracle. For more information about Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Contact
David Zigdon
Chief Financial Officer
Magic Software Enterprises Ltd.
Tel: +972 (0)3 538 9600
dzigdon@magicsoftware.com